601 Lexington Avenue
New York, New York 10022
Joshua N. Korff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com
November 9, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Mr. John Reynolds Ms. Pamela Howell Mr. Dana Brown

Re:	rue21, inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 2, 2009 File No. 333-161850
Dear Messrs. Reynolds and Brown and Ms. Howell:
     This letter is being furnished on behalf of rue21, inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 5, 2009 to Mr. Robert N. Fisch, President and Chief Executive Officer of the Company, with respect to Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-161850) (the “Registration Statement”) that was filed with the Commission on November 2, 2009.
     The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.
     In addition, on behalf of the Company, we have attached the Company’s proposed revisions to Amendment No. 3 and certain other updating and conforming changes as Annex A. All page numbers noted in the responses below refer to the pages in the attached Annex A.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Recent Developments, page 3
1.	We note that you did not disclose net income and net income per common share for the quarters ending October 31, 2009 and November 1, 2008 in this section. Considering your presentation of this updated data, we believe that these measures are important to an investors understanding of a company’s performance. Please revise to disclose net income and net income per common share for the quarters ending October 31, 2009 and November 1, 2008 here, or disclose in sufficient detail the reasons why you have omitted these measures for the period ended October 31, 2009.
Response: We respectfully advise the Staff that the Company has not yet completed the procedures necessary to calculate net income for the period ended October 31, 2009. The Company expects to complete those procedures and report net income within the time period specified by Rule 13a-13 under the Exchange Act. Nevertheless, the Company believes that recent sales data, even when unaccompanied by net income data that may not yet be available, is important to an investor’s understanding of a company’s performance, especially in the retail industry.
2.	Please disclose the significant assumptions used to estimate your financial results through October 31, 2009 (e.g. allowance for product returns, etc). In addition, please revise to describe any trends, events, or developments that impacted these financial results. Your revised disclosure should also explain how the amounts presented could differ from the October 31, 2009 operating results that will be reported and, in this connection, caution investors against attributing undue certainty to these amounts.
Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 3. We respectfully advise the Staff that the Company did not use any assumptions when it calculated the net sales and comparable store sales results for the thirteen weeks ended October 31, 2009. As October 31, 2009 was the end of the Company’s fiscal quarter, the sales data disclosed is consistent with the Company’s normal quarter-end closing process, which does not include estimates.
Conflicts of interest, page 4
3.	Please explain the waiver you expect to obtain of certain provisions of the senior secured credit facility in connection with this offering, as referenced on pages 4, 99, and 108. In addition, we note the disclosure on page 99 that you intend to amend the senior secured credit facility. Please clarify whether you are aware of the anticipated terms of the proposed amendment.
Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 22, 33, 50, 99, 100 and 108.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Risk Factors, page 8
4.	We note that you have removed the language on page 23 that “after the lock-up period expires, funds advised by Apax Partners will be able to transfer control of us to a third-party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.” Please advise us as to whether this is no longer a risk.
Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 24.
Use of Proceeds, Page 30
5.	We note that as of October 3, 2009 you had $17.2 million outstanding on your senior secured credit facility with Bank of America, N.A. and that “[i]mmediately prior to the completion of this offering, [you] anticipate the outstanding borrowings under [y]our senior secured credit facility will be greater than the net proceeds....” Here and in the “Description of Certain Indebtedness” sections please state the reasons why you anticipate that the outstanding amount on your senior secured credit facility will be greater than the estimated net proceeds of $22.1 million. Disclose approximately how much you anticipate the outstanding borrowings on the facility will be at the time of effectiveness. Please also disclose outstanding borrowings under your senior credit facility as of the most recent practicable date.
Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 31 and 99 to provide the anticipated amount of outstanding borrowings under the senior secured credit facility immediately prior to completion of the offering, which, as disclosed, the Company expects to be greater than the estimated net proceeds of $22.1 million.
Exhibits
6. Please explain why Schedule C to the Purchase Agreement was not filed as part of Exhibit 1.1.
Response: We respectfully advise the Staff that Schedule C to the purchase agreement was not filed as part of Exhibit 1.1 because it is not yet complete. Schedule C to the purchase agreement will contain pricing information. In connection with the completion of the initial public offering, the Company will file a Form 8-K that will include the purchase agreement with a complete Schedule C as an exhibit.

* * * * *

U.S. Securities and Exchange Commission
Division of Corporation Finance

     As discussed last week and pending the Staff’s review of the Company’s responses to the Staff’s most recent comments, please note that the Company intends to furnish a letter on Tuesday, November 10, 2009, acknowledging the statements set forth in the Staff’s initial comment letter and to request acceleration of the effective date of the Registration Statement. As discussed last week, the Company anticipates requesting an effective date of November 12, 2009.
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely, /s/ Joshua N. Korff Joshua N. Korff KIRKLAND & ELLIS LLP

cc:	Robert N. Fisch Keith A. McDonough rue21, inc.

William F. Gorin Jeffrey D. Karpf Cleary Gottlieb Steen & Hamilton LLP

Annex A

Our Growth Strategy

We believe we are positioned to take advantage of significant opportunities to increase net sales and net income. We have recently invested significant capital to build the infrastructure necessary to support our growth. This investment includes an upgrade of our distribution facility and related systems, which we expect to complete by the end of the first quarter of fiscal year 2010. Upon completion, the distribution facility will be able to support approximately 1,300 stores. Key elements of our growth strategy include the following:

•	Increase Square Footage. We intend to drive our square footage growth by opening new stores and converting existing stores to our larger rue21 etc! layout. We believe there is a significant opportunity to expand our store base from 527 locations as of October 3, 2009 to more than 1,000 stores within five years. In fiscal year 2009, we plan to open 88 new stores, including 78 new stores opened as of October 3, 2009, and convert 26 stores, including 24 stores converted as of October 3, 2009. In fiscal year 2010, we plan to open approximately 100 new stores.

•	Drive Comparable Store Sales. We seek to maximize our comparable store sales by increasing the penetration of our diversified product categories, increasing our rue21 brand awareness, continuing to provide our distinctive store experience and converting existing stores to our larger rue21 etc! layout. We believe that our fashionable merchandise selections and affordable prices create shopping excitement for our customers, increase our brand loyalty and drive sales.

•	Improve Profit Margins. We believe we have the opportunity to drive margin expansion through scale efficiencies, continued cost discipline and changes in merchandise mix. We believe our expected strong store growth will permit us to take advantage of economies of scale in sourcing and to leverage our existing infrastructure, corporate overhead and fixed costs. We believe the expansion of our higher margin categories, such as accessories and footwear, will increase our overall margins over time.

Recent Developments

For the thirteen weeks ended October 31, 2009, our net sales increased 40.7%, or $39.6 million, to $137.1 million from $97.5 million for the thirteen weeks ended November 1, 2008. This increase in net sales was due to an increase of approximately 40% in the number of transactions, primarily driven by new store openings and an increase of approximately 0.2% in the average dollar value of transactions per store. Our comparable store sales increased 13.5% for the thirteen weeks ended October 31, 2009 compared to an increase of 6.6% for the thirteen weeks ended November 1, 2008. Comparable store sales increased by $11.8 million and non-comparable store sales increased by $27.8 million. There were 386 comparable stores and 148 non-comparable stores open at October 31, 2009 compared to 304 and 129, respectively, at November 1, 2008.

Net sales of girls apparel, girls accessories and guys apparel and accessories represented 58.3%, 22.3% and 19.4%, respectively, of total net sales for the thirteen weeks ended October 31, 2009 compared to 59.6%, 22.2% and 18.2%, respectively, for the thirteen weeks ended November 1, 2008. The increase in the guys apparel and accessories category and the approximate corresponding decrease in the girls apparel category as a percentage of net sales was reflective of varying category sales growth rates. The girls accessories and guys apparel and accessories categories grew by approximately 41% and 50%, respectively. The girls apparel category grew by approximately 38%. The increase in the guys apparel and accessories category as a percentage of net sales was due to management efforts to expand the number of items in the guys apparel and accessories category. The girls accessories category net sales as a percentage of net sales change was minimal as category growth was closer to total net sales growth.

We have not yet completed the procedures necessary to calculate net income for the thirteen weeks ended October 31, 2009. Our sales results for the thirteen weeks ended October 31, 2009 are not necessarily indicative of our future sales results. We believe that the recent sales data, even when unaccompanied by net income data that may not yet be available, is important to an investor’s understanding of our performance.

Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors” beginning on page 8 of this prospectus, before investing in our common stock. Risks relating to our business include:

•	we may not be able to effectively identify and respond to changing fashion trends and customer preferences in a timely manner or at all;

•	we may not be able to execute on our growth strategy because we are unable to identify suitable locations to open new stores or convert existing stores into our rue21 etc! layout, obtain favorable lease terms, attract customers to our stores, hire and retain personnel and maintain sufficient levels of cash flow and any necessary financing to support our expansion;

•	we may not be able to effectively manage our operations, which have grown rapidly, or our future growth;

•	we may not be able to maintain and enhance our brand image, which could adversely affect our business;

•	we may not be able to maintain or improve levels of comparable store sales;

•	we may lose key personnel, which could adversely impact our business;

•	we may face increased competition, which could adversely affect our business; and

•	we rely on key relationships with numerous vendors and we may not be able to maintain or add to these relationships by identifying vendors that appeal to our customer base or obtain sufficient inventory from these vendors to support our growth.

Our Principal Stockholders

Following completion of this offering, funds advised by Apax Partners, L.P., and BNP Paribas North America, Inc., will own approximately 57.9% and 4.2%, respectively, of our outstanding common stock, or 57.9% and 0.0%, respectively, if the underwriters’ option to purchase additional shares is fully exercised. As a result, funds advised by Apax Partners, L.P. and BNP Paribas North America, Inc. will be able to have a significant effect relating to votes over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Apax Partners, L.P. is the United States subsidiary of Apax Partners LLP. We refer to Apax Partners L.P. and Apax Partners LLP together as Apax Partners. Apax Partners is an independent global private equity advisory firm with approximately $37 billion under management. Funds advised by Apax Partners invest in five global growth sectors: Retail & Consumer; Technology & Telecommunications; Media; Healthcare and Financial & Business Services. Apax Partners has an established global platform with nine offices in nine countries across three continents.

BNP Paribas North America, Inc. is a subsidiary of BNP Paribas, one of the largest banks in the world. With a presence in 84 countries and more than 205,000 employees, of which 162,500 are in Europe, BNP Paribas is a global-scale European leader in financial services. It holds key positions in its three activities: Retail Banking, Investment Solutions and Corporate and Investment Banking.

Conflicts of Interest

Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering, is acting as the administrative agent, collateral agent, swing line lender, letter of credit issuer and a lender with respect to our senior secured credit facility. We intend to obtain a waiver of certain notice provisions and an amendment of certain other provisions of our senior secured credit facility, including the restricted payments covenant, in connection with this offering. In addition, we intend to use the net proceeds from this offering for the repayment of approximately $22.1 million of our senior secured credit facility. See “Use of Proceeds,” “Description of Certain Indebtedness,” and “Underwriting.”

Corporate and Other Information

We were incorporated in Pennsylvania in October 1976. We changed our name to rue21, inc. in May 2003. We have reincorporated in Delaware in connection with this offering. Our principal executive office is located at 800 Commonwealth Drive, Suite 100, Warrendale, Pennsylvania 15086 and our telephone number is (724) 776-9780. Our corporate website address is www.rue21.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

The trademarks rue21 and rue21 etc!, tarea by rue21, Carbon, Carbon Black, the CJ logo, CJ Black, rue by rue21, revert eco, sparkle rue21, Pink Ice rue21 and rueKicks are the property of rue21, inc. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Any indebtedness we incur may contain covenants that restrict our ability to incur additional debt, pay dividends, make acquisitions or investments or do certain other things that may impact the value of our common stock.

The terms of our senior secured credit facility may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

Our senior secured credit facility contains, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	place liens on our or our direct or indirect subsidiaries’ assets;

•	make investments other than permitted investments;

•	incur additional indebtedness, subject to certain exceptions;

•	prepay or redeem certain indebtedness;

•	merge, consolidate and dissolve;

•	sell assets;

•	engage in transactions with affiliates;

•	change the nature of our business;

•	change our or our direct or indirect subsidiaries’ fiscal year or organizational documents; and

•	make restricted payments, including certain equity issuances and payment of dividends in a form other than in common stock.

A failure by us to comply with the covenants or financial ratios contained in our senior secured credit facility could result in an event of default under our credit facility, which could adversely affect our ability to respond to changes in our business and manage our operations. A change in control of our company is also an event of default under our senior secured credit facility. Under our senior secured credit facility, a change in control of our company will occur if, among other things, any person or entity other than the funds advised by Apax Partners or us or our subsidiaries acquires, directly or indirectly, more than 35% of the outstanding equity interests of us or a greater percentage of the equity interest than is beneficially owned by the funds advised by Apax Partners. Upon the occurrence of an event of default under our senior secured credit facility, the lenders could elect to declare all amounts outstanding to be due and payable, require us to apply all of our available cash to repay these amounts and exercise other remedies as set forth in the senior secured credit facility. If the indebtedness under our senior secured credit facility were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full. We intend to obtain an amendment of certain provisions of our senior secured credit facility in connection with this offering. See “Description of Certain Indebtedness — Senior Secured Credit Facility.”

We may be unable to protect our trademarks or other intellectual property rights.

We are not aware of any claims of infringement upon or challenges to our right to use any of our brand names or trademarks in the United States. Nevertheless, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks or proprietary rights of others. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights or claim that we are infringing on their proprietary rights, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, we do not register our marks internationally, and the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We expect that various rules and regulations applicable to public companies will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent for purposes of The NASDAQ Stock Market rules, will be significantly curtailed.

Risks Related to this Offering and Ownership of Our Common Stock

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon consummation of this offering our executive officers, directors and principal stockholders will own, in the aggregate, approximately 71.1% of our outstanding common stock and will own options that will enable them to own, in the aggregate, approximately 71.8% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. We currently expect that, following this offering, two of the five members of our board of directors will be principals of Apax Partners. Funds advised by Apax Partners can take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power among funds advised by Apax Partners may have an adverse effect on the price of our common stock. The interests of these stockholders may not be consistent with your interests as a stockholder. After the lock-up period expires, funds advised by Apax Partners will be able to transfer control of us to a third-party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

In addition, our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, that relate to business combinations with interested stockholders will apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. The provisions of Section 203 of the DGCL may delay, prevent or deter a merger, acquisition, tender offer or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

Our amended and restated certificate of incorporation will provide that the doctrine of corporate opportunity will not apply against Apax Partners, funds advised by Apax Partners, or any of our directors who are employees of or affiliated with Apax Partners or funds advised by Apax Partners, in a manner that would prohibit them from investing or participating in competing businesses. To the extent they invest in such other businesses, Apax Partners or funds advised by Apax Partners may have differing interests than our other stockholders.

We will be a controlled company within the meaning of The NASDAQ Stock Market rules, and, as a result, we will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, funds advised by Apax Partners will own more than 50% of the total voting power of our common stock and we will be a controlled company under The NASDAQ Stock Market corporate governance listing standards. As a controlled company, certain exemptions under The NASDAQ Stock Market listing standards will exempt us from the obligation to comply with certain of the NASDAQ Stock Market corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors, as defined under the rules of The NASDAQ Stock Market;

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $22.1 million based upon an assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by certain of the selling stockholders in connection with the exercise of the underwriters’ option to purchase additional shares.

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $1.5 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering for the repayment of approximately $22.1 million of our outstanding indebtedness. We currently intend to use the remaining net proceeds, if any, for working capital and other general corporate purposes. As of August 1, 2009 and November 6, 2009, we had $29.2 million and $29.0 million, respectively, of borrowings outstanding under our senior secured credit facility with Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering. Immediately prior to the completion of this offering, we anticipate the outstanding borrowings under our senior secured credit facility will be approximately $30.0 million. In April 2008, we used borrowings under our senior secured credit facility to discharge all of our long-term debt, accrued monitoring fees payable to Apax Partners and a commitment fee payable to Bank of America, N.A. Our revolving credit facility has a maturity date of April 10, 2013 and is expandable at our option in increments of $5.0 million up to a limit of $85.0 million under certain defined conditions. Availability under our senior secured credit facility is collateralized by a first priority interest in all of our assets. The revolving credit facility accrues interest at the Bank of America base rate, defined at our option as the prime rate or the Eurodollar rate plus applicable margin, which ranges from 1.25% to 2.00% set quarterly dependent upon average net availability under the senior secured credit facility during the previous quarter. The weighted-average interest rate under the revolving credit facility was 1.32% for the twenty-six weeks ended August 1, 2009. We intend to obtain an amendment of certain provisions of our senior secured credit facility in connection with this offering. See “Description of Certain Indebtedness — Senior Secured Credit Facility.”

Pending use of the net proceeds from this offering described above, we intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of August 1, 2009 on:

•	an actual basis; and

•	on an as adjusted basis to give effect to the following:

•	the exercise by employees of options to purchase an aggregate of 419,620 shares of common stock between August 1, 2009 and October 27, 2009;

•	the sale of 1,650,000 shares of our common stock in this offering by us at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the application of the net proceeds from this offering to us as described under “Use of Proceeds.”

You should read the following table in conjunction with the sections titled “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of August 1, 2009
	Actual	As Adjusted(1)
	(unaudited)
	(in thousands)

Cash and cash equivalents	$8,668	$8,668

Long-term debt(2):	$29,234	7,148
Stockholders’ equity:
Common stock, $0.004 par value per share, 50,000,000 authorized; 22,091,042 shares issued and outstanding, actual; $0.001 par value per share, 200,000,000 authorized; 24,160,662 shares issued and outstanding, on a pro forma as adjusted basis	88	24
Additional paid-in capital	37	22,188
Retained earnings	26,805	26,805

Total stockholders’ equity	26,930	49,017

Total capitalization	$56,164	56,164

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $1.5 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	As of August 1, 2009 and November 6, 2009, we had $30.8 million and $31.0 million, respectively, of availability under the revolving portion of our senior secured credit facility, excluding the accordion option.

The outstanding share information set forth above is as of August 1, 2009, and excludes:

•	1,582,520 shares of common stock issuable upon exercise of stock options outstanding as of August 1, 2009 at a weighted average exercise price of $4.88 per share on an actual basis and 1,205,380 shares of common stock issuable upon exercise of stock options outstanding as of October 27, 2009 at a weighted average exercise price of $6.82 per share on an as adjusted basis, of which 288,300 will vest upon completion of this offering;

•	an aggregate of 3,626,000 shares of common stock reserved for issuance under our equity compensation plan, which we plan to adopt in connection with this offering; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional 1,014,815 shares from certain of the selling stockholders to cover their option to purchase additional shares.

Financing Activities

Financing activities consist principally of borrowings and payments on our outstanding credit facilities.

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 3,	February 2,	January 31,	August 2,	August 1,
	2007	2008	2009	2008	2009
				(unaudited)
	(in thousands)

Net borrowings under revolver	$3,257	$1,573	$14,645	$22,751	$9,758
Payments on long-term debt	(5,716)	(2,002)	(23,326)	(23,152)	—
Proceeds from stock options exercised	15	—	1	—	—
Debt financing costs	—	—	(447)	—	—

Net cash (used) provided for financing activities	$(2,444)	$(429)	$(9,127)	$(401)	$9,758

Net cash of $9.8 million was provided by financing activities in the twenty-six weeks ended August 1, 2009 to fund higher capital expenditures.

$23.3 million of the proceeds from our senior secured credit facility in fiscal year 2008 were used to repay the senior secured credit facility established on May 15, 2003, or the Senior Revolver, and all term note loan facility financing arrangements with BNP Paribas, or the Term Notes. The outstanding borrowings under our senior secured credit facility were then reduced to $19.5 million by the end of fiscal year 2008, resulting in the $9.1 million use of cash.

The $2.4 million use of cash in fiscal year 2006 resulted primarily from the scheduled payments for the Term Notes of $5.7 million.

Senior Secured Credit Facility

Effective April 10, 2008, we established a five-year $60.0 million senior secured credit facility with Bank of America, N.A., or the senior secured credit facility. The accordion feature allows us to increase the limit of the senior secured credit facility in increments of $5.0 million up to $85.0 million under certain defined conditions. Availability under our senior secured credit facility is collateralized by a first priority interest in all of our assets.

Our senior secured credit facility accrues interest at the Bank of America base rate, defined at our option as the prime rate or the Eurodollar rate plus applicable margin, which ranges from 1.25% to 2.0% set quarterly dependent upon average net availability under our senior secured credit facility during the previous quarter. The weighted-average interest rate under our senior secured credit facility for the year ended January 31, 2009 and for the twenty-six weeks ended August 1, 2009 was 3.22% and 1.32%, respectively. We had $40.5 million and $30.8 million availability under our senior secured credit facility on January 31, 2009 and August 1, 2009, respectively, excluding the accordion option.

Our senior secured credit facility includes a fixed charge covenant applicable only if net availability falls below thresholds of 15% in calendar year 2009 and 10% thereafter. We are in compliance with all covenants under our senior secured credit facility as of August 1, 2009. We intend to obtain an amendment of certain provisions of our senior secured credit facility in connection with this offering. See “Description of Certain Indebtedness — Senior Secured Credit Facility.”

We believe that our cash position, net cash provided by operating activities and availability under our senior secured credit facility will be adequate to finance working capital needs and planned capital expenditures for at least the next twelve months.

Off Balance Sheet Arrangements

We are not a party to any off balance sheet arrangements.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facility

In April 2008, we entered into a five-year $60.0 million senior secured credit facility with Bank of America, N.A., as administrative agent, collateral agent, swing line lender, letter of credit issuer and a lender, and various other lenders. The revolving credit facility matures on April 10, 2013 and is expandable at our option in increments of $5.0 million up to a limit of $85.0 million under certain defined conditions. The senior secured credit facility is intended to provide financing for working capital and general corporate purposes, including permitted investments and acquisitions and the repayment of our prior debt. The senior secured credit facility also contains (i) a $10.0 million sublimit for swingline loans and (ii) a $25.0 million sublimit for letters of credit. Availability under the senior secured credit facility is collateralized by a first priority interest in all of our assets.

As of August 1, 2009 and November 6, 2009, we had $29.2 million and $29.0 million, respectively, of outstanding borrowings under our senior secured credit facility. Immediately prior to the completion of this offering, we anticipate the outstanding borrowings under our senior secured credit facility will be approximately $30.0 million.

Interest Rate, Facility Fee and Other Fees

Borrowings under our revolving credit facility bear interest, at our option, at either the base rate (defined as the greater of (a) the federal funds rate plus 0.5% and (b) the prime rate) or adjusted LIBOR (defined as an interest rate equal to either the one-, two-, three- or six-month LIBOR, as applicable, multiplied by the statutory reserve rate) plus a margin ranging from 1.25% to 2.00% set quarterly depending upon the average net availability under the senior secured credit facility during the previous quarter. The statutory reserve rate is defined as a fraction, expressed as a decimal, the numerator of which is one and the denominator of which is one minus the aggregate of the maximum reserve percentages expressed as a decimal established by the Federal Reserve Board with respect to adjusted LIBOR, for Eurocurrency funding. Borrowings under our swingline subfacility will bear interest at a rate equal to the base rate referenced above. We are also required to pay letter of credit fees with respect to each letter of credit equal to 50% of the applicable margin for adjusted LIBOR multiplied by the face amount of each letter of credit.

The revolving credit facility also provides for a commitment fee equal to 0.25% times the actual daily amount by the aggregate commitments exceed the sum of the outstanding amount of loans and the outstanding amount of letter of credit obligations. In addition, if we terminate the senior secured credit facility on or prior to April 10, 2010, we are required to pay a fee equal to 1.0% of the revolving credit facility ceiling in effect at the date of termination.

Guarantees

All of our borrowings under our senior secured credit facility are guaranteed by substantially all of our material domestic subsidiaries, as defined in the revolving credit facility. All guarantees are guarantees of payment and performance and not of collection.

Covenants

Our senior secured credit facility contains a number of affirmative and restrictive covenants including limitations on the ability to place liens on our or our direct or indirect subsidiaries’ assets; make investments other than permitted investments; incur additional indebtedness, subject to certain exceptions; prepay or redeem certain indebtedness; merge, consolidate and dissolve; sell assets; engage in transactions with affiliates; change the nature of our business; change our or our direct or indirect subsidiaries’ fiscal year or organizational documents; and make restricted payments (including certain equity issuances and payment of dividends in a form other than in common stock).

In connection with this offering, we will seek to amend certain provisions of our senior secured credit facility to, among other things: (i) increase the aggregate commitment to $85.0 million with an option to increase the aggregate commitment to $100.0 million at our discretion and upon the satisfaction of certain conditions, (ii) revise the definition of “Change of Control” so that it is less likely that consent of the lenders will be required in connection with future changes in our capital structure, (iii) allow for the sale or issuance of equity interests in connection with a public offering, (iv) allow for the sale or issuance of equity interests to directors, officers, employees and consultants pursuant to compensation arrangements approved by our board of directors, (v) permit us to repurchase equity interests from directors, officers, employees or consultants up to certain agreed thresholds, (vi) eliminate our monthly financial reporting obligation, (vii) allow for us to make a one-time cash payment to terminate the letter agreement by and between us and Apax Partners, L.P. as successor to Saunders Karp & Megrue, LLC, (viii) increase various dollar amount thresholds for triggering defaults, and (ix) make various other technical amendments. We will also seek a waiver of the notice provision of the covenant restricting our ability to merge with another entity in connection with a public offering.

During the continuance of a covenant compliance event (as defined below), our senior secured credit facility also requires us to meet a consolidated fixed charge covenant ratio, measured monthly, not to be less than 1.0 to 1.0. A covenant compliance event is defined as either (i) an event of default has occurred and continuing or (ii) excess availability is less than or equal to (a) 15% of the borrowing base at any time between January 1, 2009 through December 31, 2009 or (b) 10% of the borrowing base at any time thereafter.

Events of Default

Our senior secured credit facility contains events of default that are usual and customary in credit facilities of this type, including:

•	non-payment of principal, interest, fees or other amounts (with cure periods applicable to non-payment of interest, fees or other amounts);

•	violation of covenants (with cure periods, as applicable);

•	material inaccuracy of representations and warranties;

•	cross default to other indebtedness in an outstanding aggregate principal amount of at least $1.0 million;

•	bankruptcy and other insolvency events;

•	judgments involving an aggregate liability of at least $2.5 million or that have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	certain ERISA matters;

•	failure of any loan documentation (including any guarantee) to be in full force and effect;

•	change in control;

•	cessation of business;

•	loss to a material portion of the collateral;

•	failure to make payments when due in respect of any material contract;

•	legal proceedings against us or any subsidiary in respect of a felony; and

•	the termination of the subordination provisions of the governing documents of any subordinated indebtedness.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Conflicts of Interest

Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering, is acting as the administrative agent, collateral agent, swing line lender, letter of credit issuer and a lender with respect to our senior secured credit facility. We intend to obtain a waiver of certain notice provisions and an amendment of certain other provisions of our senior secured credit facility, including the restricted payments covenant, in connection with this offering. In addition, we intend to use the net proceeds from this offering for the repayment of approximately $22.1 million of our senior secured credit facility. See “Use of Proceeds” and “Description of Certain Indebtedness.” Because of this relationship, the offering will be conducted in accordance with the applicable provisions of NASD Rule 2720, as adopted by the Financial Industry Regulatory Authority, Inc., or FINRA. This rule requires, among other things, that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by FINRA. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

Foreign Selling Restrictions

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any of the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have